BIT DIGITAL, INC.

33 Irving Place

New York, NY 10003

March 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bit Digital, Inc. (the “Company”) Withdrawal of Registration Withdrawal Request Previously Made on Form RW (File No. 333-258330)

Ladies and Gentlemen:

We have determined that the registration withdrawal request filed on March 19, 2024 on Form RW (accession number 0001213900-24-024054) (the “Original Form RW”) was made in error. Therefore, it is in the best interests of the Company and the public that the Original Form RW filing be withdrawn.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the Original Form RW registration withdrawal request be withdrawn. The Company intends to file a Post-Effective Amendment to register shares that have not been sold under our Registration Statement on Form F-3 (No. 333-258330).

Should you have any questions regarding this application for withdrawal, please do not hesitate to contact Elliot H. Lutzker at Davidoff Hutcher & Citron LLP, the Company’s outside counsel, at (646) 428-3210.

Sincerely,

/s/ Erke Huang
Erke Huang
Chief Financial Officer
(Principal Financial Officer)